Free Writing Prospectus pursuant to Rule 433 dated August 21, 2026

Registration Statement No. 333-284538

Autocallable Buffered Equity-Linked Notes due
OVERVIEW

The notes do not bear interest. The notes will mature on the stated maturity date unless they are automatically called on the call observation date. Your notes will be automatically called on the call observation date if the closing price of the Class A common stock of Space Exploration Technologies Corp. on such date is greater than or equal to the initial index stock price, resulting in a payment on the call payment date equal to (i) the $1,000 face amount of your notes plus (ii) the product of $1,000 times 25%.

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date will be based on the performance of the index stock as measured from the trade date to and including the determination date.

If the final index stock price on the determination date is greater than or equal to between 63.29% and 56.93% (set on the trade date) of the initial index stock price, the return on your notes will be positive and you will receive the maximum settlement amount of $1,500 for each $1,000 face amount of your notes. If the final index stock price declines by more than between 36.71% and 43.07% (set on the trade date) from the initial index stock price, the return on your notes will be negative and you will lose between approximately 1.58% and approximately 1.7565% of the face amount of your notes for every 1% that the final index stock price has declined below between 63.29% and 56.93% of the initial index stock price. You could lose your entire investment in the notes.

The return on your notes is capped. If the notes are automatically called, the maximum payment you would receive for each $1,000 face amount of your notes is $1,250. If your notes are not automatically called, the maximum payment you would receive on the stated maturity date for each $1,000 face amount of your notes is $1,500.

You should read the accompanying preliminary pricing supplement dated August 20, 2026, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40058LFL9 / US40058LFL99
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Index stock:	the Class A common stock of Space Exploration Technologies Corp. (current Bloomberg ticker: “SPCX UW”)
Trade date:
Settlement date:	expected to be the third scheduled business day following the trade date
Determination date:	a specified date that is expected to be approximately 24 months following the trade date
Stated maturity date:	a specified date that is expected to be the second scheduled business day following the determination date
Payment amount at maturity (for each $1,000 face amount of your notes):
•
if the final index stock price is greater than or equal to between 63.29% and 56.93% of the initial index stock price, the maximum settlement amount; or
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if the final index stock price is less than between 63.29% and 56.93% of the initial index stock price, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate (set on the trade date and expected to be between approximately 158% and approximately 175.65%) times (c) the sum of the index stock return plus between 36.71% and 43.07%.

Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay an amount in cash on the call payment date, for each $1,000 of the outstanding face amount, equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the call premium amount

Redemption event:	a redemption event will occur if, as measured on the call observation date, the closing price of the index stock is greater than or equal to the initial index stock price
Initial index stock price:	an intra-day price or the closing price of one share of the index stock on the trade date
Final index stock price:	the closing price of one share of the index stock on the determination date
Index stock return:	the quotient of (i) the final index stock price minus the initial index stock price divided by (ii) the initial index stock price, expressed as a percentage
Call premium amount:	25%
Maturity date premium amount:	50%
Call observation date:	a specified date that is expected to be between 12 and 14 months following the trade date
Call payment date:	a specified date that is expected to be the second scheduled business day following the call observation date
Estimated value range:	$900 and $930 (which is less than the original issue price; see accompanying preliminary pricing supplement)

Hypothetical Payment on the Call Payment Date

If your notes are automatically called on the call observation date (i.e., on the call observation date the closing price of the index stock is greater than or equal to the initial index stock price), the amount in cash that we would deliver for each $1,000 face amount of your notes on the call payment date would be the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the call premium amount. If, for example, the closing price of the index stock on the call observation date were determined to be 135% of the initial index stock price, your notes would be automatically called and the amount in cash that we would deliver on your notes on the call payment date would be 125% of the face amount of your notes or $1,250 for each $1,000 of the face amount of your notes.

Hypothetical Payment Amount At Maturity
The Notes Have Not Been Automatically Called
Hypothetical Final Index Stock Price (as a % of the Initial Index Stock Price)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
250.000%	150.000%
200.000%	150.000%
150.000%	150.000%
125.000%	150.000%
100.000%	150.000%
90.000%	150.000%
75.000%	150.000%
63.290%	150.000%
63.289%	99.998%
55.000%	86.902%
40.000%	63.201%
25.000%	39.501%
0.000%	0.000%

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, general terms supplement no. 17,745 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, general terms supplement no. 17,745 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, general terms supplement no. 17,745 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

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Preliminary pricing supplement dated August 20, 2026
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General terms supplement no. 17,745 dated January 20, 2026
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Prospectus supplement dated February 14, 2025
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Prospectus dated February 14, 2025

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying prospectus supplement, accompanying general terms supplement no. 17,745 and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement and “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 17,745, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

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The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
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The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
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The Amount You Will Receive on the Call Payment Date or on the Stated Maturity Date is Not Linked to the Closing Price of the Index Stock at Any Time Other Than on the Call Observation Date or the Determination Date, as the Case May Be
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You May Lose Your Entire Investment in the Notes
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The Amount You Will Receive on the Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will Be Capped
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Your Notes Are Subject to Automatic Redemption
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Your Notes Do Not Bear Interest
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The Market Value of Your Notes May Be Influenced By Many Unpredictable Factors
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If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

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We Will Not Hold Shares of the Index Stock for Your Benefit
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You Have No Shareholder Rights or Rights to Receive Any Shares of the Index Stock
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In Some Circumstances, the Payment You Receive On the Notes May Be Based On the Securities of Another Company and Not the Issuer of the Index Stock
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There Is No Affiliation Between the Index Stock Issuer and Us
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We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

Additional Risks Related to the Index Stock

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The Index Stock Has a Very Limited Trading History

Risks Related to Tax

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Certain Considerations for Insurance Companies and Employee Benefit Plans
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The Tax Consequences of an Investment in Your Notes Are Uncertain
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Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 17,745:

Risks Related to Structure, Valuation and Secondary Market Sales

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If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
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Past Performance is No Guide to Future Performance
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Your Notes May Not Have an Active Trading Market
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The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
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The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing
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With Respect to Notes Linked to Index Stocks or Exchange-Traded Funds, You Have Limited Anti-Dilution Protection

Risks Related to Conflicts of Interest

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Other Investors in the Notes May Not Have the Same Interests as You
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Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

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Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
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Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
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You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes
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Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, the Investment Advisors of the Underlier or Underliers, As Applicable, or the Issuers of the Underlier or the Underlier Stocks or Other Entities That Are Involved in the Transaction
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The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

Risks Related to Tax

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Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

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The Return on Indexed Notes May Be Below the Return on Similar Securities
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The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
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An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
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An Index to Which a Note Is Linked Could Be Changed or Become Unavailable

▪
We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪
Information About an Index or Indices May Not Be Indicative of Future Performance
▪
We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements
▪ The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.	▪ The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.